UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ZELTIQ Aesthetics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98933Q 108

(CUSIP Number)

October 24, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Technology Ventures VII, L.P. IRS No. 04-3549347
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,901,221 shares of common stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,901,221 shares of common stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,901,221 shares of common stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.31% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

FOOTNOTES

(1)	This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., and ATV Associates VII, L.L.C. (collectively, the “ATV Entities”). The ATV Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Advanced Technology Ventures VII, L.P. directly holds 7,416,358 shares of common stock; Advanced Technology Ventures VII (B), L.P. directly holds 297,614 shares of common stock; Advanced Technology Ventures VII (C), L.P. directly holds 143,051 shares of common stock; ATV Entrepreneurs VII, L.P. directly holds 44,198 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advance Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. As described in Item 4 below, collectively, the ATV Entities beneficially own an aggregate of 7,901,221 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3)	This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Technology Ventures VII (B), L.P. IRS No. 04-3577302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,901,221 shares of common stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,901,221 shares of common stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,901,221 shares of common stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.31% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FOOTNOTES

(1)	This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., and ATV Associates VII, L.L.C. (collectively, the “ATV Entities”). The ATV Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Advanced Technology Ventures VII, L.P. directly holds 7,416,358 shares of common stock; Advanced Technology Ventures VII (B), L.P. directly holds 297,614 shares of common stock; Advanced Technology Ventures VII (C), L.P. directly holds 143,051 shares of common stock; ATV Entrepreneurs VII, L.P. directly holds 44,198 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advance Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. As described in Item 4 below, collectively, the ATV Entities beneficially own an aggregate of 7,901,221 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3)	This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Technology Ventures VII (C), L.P. IRS No. 03-0460853
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,901,221 shares of common stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,901,221 shares of common stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,901,221 shares of common stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.31% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FOOTNOTES

(1)	This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., and ATV Associates VII, L.L.C. (collectively, the “ATV Entities”). The ATV Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Advanced Technology Ventures VII, L.P. directly holds 7,416,358 shares of common stock; Advanced Technology Ventures VII (B), L.P. directly holds 297,614 shares of common stock; Advanced Technology Ventures VII (C), L.P. directly holds 143,051 shares of common stock; ATV Entrepreneurs VII, L.P. directly holds 44,198 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advance Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. As described in Item 4 below, collectively, the ATV Entities beneficially own an aggregate of 7,901,221 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3)	This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATV Entrepreneurs VII, L.P. IRS No. 04-3583168
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,901,221 shares of common stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,901,221 shares of common stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,901,221 shares of common stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.31% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FOOTNOTES

(1)	This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., and ATV Associates VII, L.L.C. (collectively, the “ATV Entities”). The ATV Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Advanced Technology Ventures VII, L.P. directly holds 7,416,358 shares of common stock; Advanced Technology Ventures VII (B), L.P. directly holds 297,614 shares of common stock; Advanced Technology Ventures VII (C), L.P. directly holds 143,051 shares of common stock; ATV Entrepreneurs VII, L.P. directly holds 44,198 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advance Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. As described in Item 4 below, collectively, the ATV Entities beneficially own an aggregate of 7,901,221 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3)	This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 98933Q 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATV Associates VII, L.L.C. IRS No. 04-3549344
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,901,221 shares of common stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,901,221 shares of common stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,901,221 shares of common stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.31% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FOOTNOTES

(1)	This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., and ATV Associates VII, L.L.C. (collectively, the “ATV Entities”). The ATV Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Advanced Technology Ventures VII, L.P. directly holds 7,416,358 shares of common stock; Advanced Technology Ventures VII (B), L.P. directly holds 297,614 shares of common stock; Advanced Technology Ventures VII (C), L.P. directly holds 143,051 shares of common stock; ATV Entrepreneurs VII, L.P. directly holds 44,198 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advance Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. As described in Item 4 below, collectively, the ATV Entities beneficially own an aggregate of 7,901,221 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3)	This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 16, 2011.

Item 1.	(a)	Name of Issuer:

ZELTIQ Aesthetics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4698 Willow Road, Suite 100, Pleasanton, California 94588

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Advanced Technology Ventures VII, L.P., Advanced Technology
Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., and ATV
Associates VII, L.L.C. (collectively, the “ATV Entities”)

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the ATV Entities is:

500 Boylston Street, Suite 1380, Boston, Massachusetts 02116

	(c)	Citizenship:

Each of the ATV Entities is a Delaware limited partnership or limited liability company

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value

	(e)	CUSIP:

98933Q 108

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Set forth below is the aggregate number of ordinary shares held by each of the following ATV Entities, together with the percentage of the outstanding common stock held, based on shares of common stock outstanding:

ATV Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Advanced Technology Ventures VII, L.P.	7,416,358	0	7,901,221	0	7,901,221	7,901,221	23.31%

Advanced Technology Ventures VII (B), L.P.	297,614	0	7,901,221	0	7,901,221	7,901,221	23.31%

Advanced Technology Ventures VII (C), L.P.	143,051	0	7,901,221	0	7,901,221	7,901,221	23.31%

ATV Entrepresneurs VII, L.P.	44,198	0	7,901,221	0	7,901,221	7,901,221	23.31%

ATV Associates VII, L.L.C. (1)	0	0	7,901,221	0	7,901,221	7,901,221	23.31%

(1)	ATV Associates VII, L.L.C. owns no securities of the Issuer directly. ATV Associates VII, L.L.C is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P.
(2)	This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 16, 2011.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012

ADVANCED TECHNOLOGY VENTURES VII, L.P.
By:	ATV Associates VII, L.L.C., it’s General Partner

	By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director

ADVANCED TECHNOLOGY VENTURES VII (B), L.P.
By:	ATV Associates VII, L.L.C., it’s General Partner

	By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director

ADVANCED TECHNOLOGY VENTURES VII (C), L.P.
By:	ATV Associates VII, L.L.C., it’s General Partner

	By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director

ATV ENTREPRENEURS VII, L.P.
By:	ATV Associates VII, L.L.C., it’s General Partner

	By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director

ATV ASSOCIATES VII, L.L.C.

	By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of ZELTIQ Aesthetics, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedules 13D and 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 13, 2012.

ADVANCED TECHNOLOGY VENTURES VII, L.P.
By:	ATV Associates VII, L.L.C., its General Partner

	By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director

ADVANCED TECHNOLOGY VENTURES VII (B), L.P.
By:	ATV Associates VII, L.L.C., its General Partner

	By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director

ADVANCED TECHNOLOGY VENTURES VII (C), L.P.
By:	ATV Associates VII, L.L.C., its General Partner

	By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director

ATV ENTREPRENEURS VII, L.P.
By:	ATV Associates VII, L.L.C., its General Partner

	By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director

ATV ASSOCIATES VII, L.L.C.

By:	/s/ William C. Wiberg
Name: William C. Wiberg
Title: Managing Director